FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 12, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company’s announcement of stock dividend capitalization and cash dividend distribution”, dated May 12, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 12, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
May 12, 2004
English Language Summary

Subject:	The Company’s announcement of stock dividend capitalization and cash dividend distribution

Regulation:	Published pursuant to Article 273-2 of the Company’s Law of the Republic of China.

Date of announcement: 2004/05/12

Content:

1.	It is approved by the Shareholders’ Meeting held on April 29, 2004 that a total of NT$3,058,036,560 (representing 305,803,656 shares with par value of NT$ 10 per share) from the retained earnings be capitalized, of which 217,011,862 shares to be allocated as shareholder dividend and 88,791,794 shares as employee profit sharing.

2.	The stock dividend distribution will be based on the list of shareholders registered as of the local record date of stock dividend. Each shareholder will be entitled to receive 50 shares for every 1,000 common shares held.

3.	In addition to the above-mentioned stock dividend, each shareholder will be entitled to receive cash dividend of NT$1,200 for every 1,000 common shares as approved by the Shareholders’ Meeting. The local record date for above-mentioned stock and cash dividends is set to be June 2, 2004 as per the resolution of Board of Directors’ Meeting held on May 12, 2004. Pursuant to Article 165 of the Company’s Law, the blocking period for local share transfer, including the transfer of common stocks and entitlement certificates and the conversion of domestic unsecured convertible bond, is from May 29, 2004 to June 2, 2004.

4.	The total capital stock will amount to NT$46,580,408,970, representing 4,658,040,897 shares with par value of NT$10 per share, after this capitalization plan.